18005159

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-66518 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the
### Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____1/1/2017_____ AND ENDING _____12/31/2017_____
                                        MM/DD/YY                                  MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:          Hodes Weill Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**850 Third Avenue 16th floor**
(No. and Street)

**New York**                          **NY**                          **10022**
(City)                          (State)                          (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Douglas Weill**                                                      **212-867-0888**
                                                      (Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

**Goldman & Company, CPA's P.C.**
(Name - if individual, state last, first, middle name)

**316 Alexander Street Suite 4**          **Marietta**          **GA**          **30060**
(Address)                          (City)          (State)          (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

---

### FOR OFFICIAL USE ONLY

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*\* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

DB

## OATH OR AFFIRMATION

I, _____ Douglas Weill _____ , swear (or affirm) that, to the best of
my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of
_____ Hodes Weill Securities, LLC _____ , as
of _____ December 31, 2017 _____ , are true and correct. I further swear (or affirm)
that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Subscribed and sworn
to before me                                              Managing Partner
this __26__ day of __February__ 2018          _____
                                                            Title

_____

_____
Notary Public

| ANGELA TORCIVIA |
| Notary Public - State of New York |
| NO. 01TO6084055 |
| Qualified in Queens County |
| My Commission Expires 12/02/2018 |

This report* contains (check all applicable boxes):

| ☑ | (a) | Facing page. |
| ☑ | (b) | Statement of Financial Condition. |
| ☐ | (c) | Statement of Income |
| ☐ | (d) | Statement of Cash Flows |
| ☐ | (e) | Statement of Changes in Member's Equity |
| ☐ | (f) | Statement of Changes in Liabilities Subordinated to Claims of General Creditors. |
| ☐ | (g) | Computation of net capital for brokers and dealers pursuant to Rule 15c3-1. |
| ☐ | (h) | Computation for determination of reserve requirements pursuant to Rule 15c3-3. |
| ☐ | (i) | Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3. |
| ☐ | (j) | A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3. |
| ☐ | (k) | A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. |
| ☑ | (l) | An oath or affirmation. |
| ☐ | (m) | A copy of the Securities Investor Protection Corporation (SIPC) supplemental (AUP). |
| ☐ | (n) | Management's Exemption Report |
| ☐ | 0 | Report of Independent Registered Public Accounting Firm on Exemption |

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**HODES WEILL SECURITIES, LLC**
(a wholly-owned subsidiary of Hodes Weill & Associates, LP)

**FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM**

Year Ended December 31, 2017

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Hodes Weill Securities, LLC (a wholly- owned subsidiary of Hodes Weill & Associates, LP)

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Hodes Weill Securities, LLC (a wholly- owned subsidiary of Hodes Weill & Associates, LP) as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Hodes Weill Securities, LLC(a wholly- owned subsidiary of Hodes Weill & Associates, LP) as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of Hodes Weill Securities, LLC(a wholly- owned subsidiary of Hodes Weill & Associates, LP)'s management. Our responsibility is to express an opinion on Hodes Weill Securities, LLC(a wholly- owned subsidiary of Hodes Weill & Associates, LP)'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Hodes Weill Securities, LLC(a wholly- owned subsidiary of Hodes Weill & Associates, LP) in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2017.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 23, 2018

**HODES WEILL SECURITIES, LLC**
**(a wholly-owned subsidiary of Hodes Weill & Associates, LP)**
**STATEMENT OF FINANCIAL CONDITION**
DECEMBER 31, 2017

### ASSETS

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 999,909 |
| Accounts receivable | | 8,843,123 |
| Prepaid expenses and deposits | | 36,992 |
| Total assets | $ | 9,880,024 |

### LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---:|
| **Liabilities:** | | |
| Accounts payable and accrued expenses | $ | 21,294 |
| Total liabilities | | 21,294 |
| Member's Equity | | 9,858,730 |
| Total liabilities and member's equity | $ | 9,880,024 |

The accompanying notes are an integral part of these financial statements.

**HODES WEILL SECURITIES, LLC**
**(a wholly-owned subsidiary of Hodes Weill & Associates, LP)**
**NOTES TO FINANCIAL STATEMENTS**
**FOR THE YEAR ENDED DECEMBER 31, 2017**

**Note 1.    Business and Summary of Significant Accounting Policies**

Hodes Weill Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of Hodes Weill & Associates, LP ("HW&A"). The Company's business activities include the private placement of securities and certain financial advisory services (including mergers and acquisitions). The Company follows the accounting and reporting requirements of broker-dealers. The Company was organized as a limited liability company in the state of Utah in December 1999.

A summary of significant accounting policies follows:

Cash and Cash Equivalents – Cash and cash equivalents includes all regular checking and savings accounts with maturity dates of less than 90 days. At December 31, 2017, the carrying amount and bank balance of deposits with financial institutions was $999,909, of which $250,000 was covered by federal depository insurance.

Income Taxes – As a single-member limited liability company, the Company's activities are disregarded and reported with its owner for tax purposes. Accordingly, no provision for income taxes has been recorded as the income tax effects of the Company's activities flow directly to its member.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition – The Company recognizes revenue from client retainers when all contractual conditions to earn such retainers have been satisfied. The Company recognizes revenue from advisory and success fees as services are rendered and when such fees are contractually owed by the Company's clients. The Company is evaluating new revenue recognition standards for brokers and dealers and will implement as required.

Fair Value – The Company's financial instruments consist principally of cash, accounts receivable, accounts payable and accrued expenses. The Company believes that the carrying amounts of all of its assets and liabilities approximate their current fair values.

**HODES WEILL SECURITIES, LLC**
**(a wholly-owned subsidiary of Hodes Weill & Associates, LP)**
**NOTES TO FINANCIAL STATEMENTS**
**FOR THE YEAR ENDED DECEMBER 31, 2017**

**Note 1.** **Business and Summary of Significant Accounting Policies (concluded)**

Basis of Accounting – The Company maintains its books and records on the accrual basis of accounting for financial statement purposes which is in accordance with U.S. Generally Accepted Accounting Principles and is required by the SEC and FINRA.

Accounts Receivable – The accounts receivable shown on the Company's statement of financial condition consists of trade accounts receivable from clients of the Company and is stated at the amount the Company expects to collect from such clients. In addition, the Company may charge interest to its clients on outstanding accounts receivable. During the year ended December 31, 2017, the Company charged interest in the amount of $267,275 on outstanding accounts receivable, which is included in the interest income amount on the statement of income and changes in member's equity.

The Company considers whether estimated losses will occur as a result of the inability of its clients to make required payments and makes an assessment as to whether an allowance for doubtful account should be established. Management considers the following factors when determining the collectability of specific client accounts: credit-worthiness, past transaction history and changes in customer payment terms. If the Company becomes aware of a deterioration of a major customer's credit-worthiness, or if actual defaults are higher than the historical experience, management's estimates of the recoverability of amounts due the Company could be adversely affected. As of December 31, 2017, all of the Company's trade accounts receivable are deemed collectible.

**Note 2.** **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $978,615, which was $973,615 in excess of its required net capital of $5,000. At December 31, 2017, the Company's ratio of aggregate indebtedness to net capital ratio was 0.02 to 1.

**Note 3.** **Related Party Transactions**

Effective April 1, 2016, the Company entered into an expense sharing agreement with HW&A to pay $630,000 per month to cover facilities, personnel and operational costs incurred by HW&A, this amount was increased to $800,000 per month effective April 1, 2017 based on the percentage of HW&A's revenue and clients compared to those of the Company for 2016, as adjusted. Accordingly, during the year ended December 31, 2017, the Company reported total expenses of $9,090,000 under this agreement, which is included in the statement of income and changes in member's equity. Excluding the expense sharing agreement, the Company is responsible for paying its own expenses directly attributable to its business and regulatory obligations, such as registration or licensing fees, annual audit and SIPC assessments.

**HODES WEILL SECURITIES, LLC**
**(a wholly-owned subsidiary of Hodes Weill & Associates, LP)**
**NOTES TO FINANCIAL STATEMENTS**
**FOR THE YEAR ENDED DECEMBER 31, 2017**

**Note 4.** **Foreign Sub-Agent Expense**

In instances where the Company feels it is either required due to foreign regulatory rules, or otherwise prudent to use a foreign sub-agent to assist in marketing private placement offerings to non-US investors, the Company will engage a foreign sub-agent licensed under applicable foreign law to provide such services. During the year ended December 31, 2017, the Company paid $125,000 to a foreign sub-agent who successfully raised capital in connection with one of the Company's private placement offerings. This amount is included in the statement of income and changes in member's equity.

**Note 5.** **Subsequent Events**

The Company has evaluated subsequent events through February 23, 2018, the date the financial statements were issued. The Company has identified no events that require disclosure under Financial Accounting Standards Board Accounting Standards Codification Topic 855, *Subsequent Events*.